UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

As previously announced, on July 23, 2012, Rosetta Genomics Ltd. and its wholly owned subsidiary Rosetta Genomics Inc. (collectively, “Rosetta”) entered into a Co-Marketing Agreement (the “Agreement”) with Precision Therapeutics, Inc. (“Precision Therapeutics”). On October 11, 2012, Rosetta and Precision entered into a Revised Co-Marketing Agreement (the “Revised Agreement”), which amends and restates the Agreement in its entirety. The Revised Agreement has an effective date of September 1, 2012 (the “Effective Date”). Pursuant to the Revised Agreement, Rosetta has granted Precision Therapeutics the co-exclusive right, along with Rosetta, to market Rosetta’s miRview® mets2 assay in the United States. During the term of the Revised Agreement, Precision Therapeutics must use commercially reasonable efforts to market and promote the sale of the miRview® mets2 assay in the United States and must use reasonable efforts to perform a targeted number of monthly calls to customers with respect to the miRview® mets2 assay. Under the terms of the Revised Agreement Rosetta will pay Precision Therapeutics a monthly fee for its marketing and promotion services. Rosetta will record all revenues for miRview® mets2 and is responsible for sample collection, processing and billing.

The Revised Agreement has an initial term of one year from the Effective Date and is automatically renewed for one additional year. The Revised Agreement may be terminated by either party (i) upon the material breach of or default under the Revised Agreement by the other party, which breach or default is not cured within 30 days of notice from the non-breaching party, (ii) if the other party admits to being or is declared insolvent, or voluntary or involuntary proceedings are instituted by or against it in bankruptcy, or receivership, or for a winding-up or for the dissolution or re-organization of its assets, which proceedings are not dismissed within thirty (30) days thereafter, and (iii) based on medical safety, regulatory reasons, injunction (whether temporary or not), or if Rosetta no longer has the right to use any patent incorporated in the test. In addition, Rosetta may terminate the Revised Agreement (i) for any reason upon 90 days prior written notice, which notice cannot be given prior to nine months after the Effective Date, and (ii) upon 14 days prior written notice if Medicare issues a decision not to cover the miRview® mets2 test or if Medicare ceases to reimburse Rosetta for the test.

The information contained in this Report is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 16, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin
President and Chief Executive Officer